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FIRST AMENDMENT TO RESTATED BYLAWS OF
INTERWEST BANCORP, INC.

    THESE AMENDMENTS to the Restated Bylaws of InterWest Bancorp, Inc., a Washington Corporation (the "Corporation"), were adopted by resolution of the Board of Directors at a regular meeting, held June 20, 2000, at which a quorum was present and voting.

    A.  Article 2, Section 2.1, of the Corporation's Restated Bylaws is changed to read as follows:

      2.  SHAREHOLDERS

        2.1.  Annual Meeting.  The annual meeting of shareholders shall be held on the third Tuesday of April in each year, at 1:30 p.m., or on such other date and at such other time as may be determined by the board of directors, for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of Washington, the meeting shall be held on the next succeeding business day. If the election of directors is not held on the day designated herein for any annual meeting of the shareholders or at any adjournment thereof, the board of directors shall cause the election to be held at a meeting of the shareholders as soon thereafter as conveniently may be held.

    B.  Article 11 of the Corporation's Restated Bylaws is deleted in its entirety and replaced with the following:

      11. FISCAL YEAR

        The fiscal year of the corporation shall be the calendar year.

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FIRST AMENDMENT TO RESTATED BYLAWS OF INTERWEST BANCORP, INC.